EXHIBIT 99.1

Brookfield Asset Management Announces Renewal of Normal Course Issuer Bid

BROOKFIELD, NEWS, May 20, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) today announced it has received approval from the Toronto Stock Exchange (“TSX”) for the renewal of its normal course issuer bid to purchase up to 132,856,682 Class A Limited Voting Shares (“Class A Shares”), representing 10% of the public float of Brookfield’s outstanding Class A Shares. Purchases under the bid will be made through the facilities of the TSX, the New York Stock Exchange (“NYSE”), and/or alternative trading systems. The period of the normal course issuer bid will extend from May 25, 2021 to May 24, 2022, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Class A Shares purchased or such other price as may be permitted.

As at May 18, 2021, the number of Class A Shares issued and outstanding totalled 1,577,564,357, of which 1,328,566,827 shares represented the public float. In accordance with the rules of the TSX, the maximum daily purchase on the TSX under this bid will be 495,545 Class A Shares, which is 25% of 1,982,183 (the average daily trading volume for Class A Shares on the TSX for the six months ended April 30, 2021).

Of the 132,829,848 Class A Shares approved for purchase under Brookfield’s prior normal course issuer bid that commenced on May 25, 2020 and will expire on May 24, 2021, Brookfield purchased 1,998,400 Class A Shares through open market purchases on the TSX and 5,951,806 Class A Shares through open market purchases on the NYSE as of May 18, 2021. The weighted average price that Brookfield paid per Class A Share acquired under this bid was US$38.59. Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the market price of its Class A Shares may not fully reflect the underlying value of its business and its future business prospects. Brookfield believes that, in such circumstances, the outstanding Class A Shares represent an attractive investment for Brookfield, since a portion of its excess cash generated on an annual basis can be invested for an attractive risk adjusted return through the issuer bid. All Class A Shares acquired by Brookfield under this bid will be cancelled and/or purchased by a non-independent trustee pursuant to the terms of Brookfield’s long-term incentive plans.

Brookfield will enter into an automatic purchase plan on or about the week of June 21, 2021 in relation to the normal course issuer bid. The automatic purchase plan will allow for the purchase of Class A Shares, subject to certain trading parameters, at times when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, Class A Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

Brookfield Asset Management Inc.
Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Media Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “will”, “may” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking information in this news release includes statements with regards to potential future purchases by Brookfield of its Class A Shares pursuant to the company’s normal course issuer bid and automatic purchase plan. Although Brookfield believes that the anticipated future results or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Class A Shares or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in Management’s Discussion and Analysis under the heading “Business Environment and Risks”. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.